50
11-30-04

AM 11-30-2004

04014287

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Bagpiper Fund, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, 3rd Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan S. MacKenzie, Jr. 212-659-3940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeff Allen, Hy Allen & Co., CPAs
(Name – *if individual, state last, first, middle name*)

399 Knollwood Drive, Suite 107 (Address) White Plains (City) NY (State) 10603 (Zip Code)

RECEIVED NOV 2004 SEC MAIL WASH., D.C. SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Alan S. MacKenzie, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Bagpiper Fund, L.P., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sole Member of the General Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BAGPIPER FUND, L.P.

FINANCIAL STATEMENTS
December 31, 2002

HY ALLEN & CO.

CERTIFIED PUBLIC ACCOUNTANTS

399 KNOLLWOOD ROAD SUITE 107

WHITE PLAINS, NY 10603

HY ALLEN, C.P.A.
JEFFREY N. ALLEN, C.P.A.

TEL. 914-428-2480
FAX 914-428-5663

INDEPENDENT AUDITORS' REPORT

TO THE PARTNERS of
THE BAGPIPER FUND, L.P.

We have audited the statements of financial condition of The Bagpiper Fund, L.P. as of December 31, 2002 and 2001 and the related statements of operations, statements of cash flow, changes in partners' capital and financial highlights for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The condensed schedule of investments as required by accounting principles generally accepted in the United States has not been presented. The condensed schedule requires categorizing investments by type, geographic location, and industry and reporting percentages of net assets by category. The condensed schedule would also include the names, number of shares and value of each investment constituting more than 5% of partners' capital.

In our opinion, except for the matter described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial condition of The Bagpiper Fund, L.P. as of December 31, 2002 and 2001, and the results of its operations and cash flows and changes in its partners' capital for the years then ended in conformity with accounting principles generally accepted in the United States.

Hy Allen & Co CPA's

HY ALLEN & CO., CPA'S

White Plains, New York
February 5, 2003

THE BAGPIPER FUND, L.P.
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31st

	2002	2001
ASSETS		
Current Assets:		
Cash	$ 45,978	$ 100,458
Receivable from broker	3,054,356	849,074
Long Securities at market value	1,254,994	367,930
Dividends receivable	3,303	60
Total current assets	4,358,631	1,317,522
Other investments:		
JBO preferred stock	50,000	-0-
TOTAL ASSETS	$4,408,631	$1,317,522
LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES:		
Accounts payable	$ 10,763	$ 7,000
Short Securities at market value	3,062,741	402,868
Contributions received in advance	45,000	100,000
TOTAL LIABILITIES	3,118,504	509,868
PARTNERS' CAPITAL	1,290,127	807,654
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$4,408,631	$1,317,522

See accompanying notes.

THE BAGPIPER FUND, L.P.
COMPARATIVE STATEMENTS OF OPERATIONS
Years Ended December 31st

	2002	2001
INCOME:		
Trading profits (loss)	$ (64,529)	$ (14,684)
Dividends - Trading net	13,515	60
Interest income	21,589	8,508
Total	(29,425)	(6,116)
EXPENSES:		
Professional fees	21,030	9,765
Brokers' fee	36,005	707
Office expense	1,251	303
Total	58,286	10,775
NET LOSS FROM OPERATIONS	$ (87,711)	$ (16,891)
Management fee	10,890	-0-
NET LOSS	$ (98,601)	$ (16,891)

See accompanying notes.

THE BAGPIPER FUND, L.P.
COMPARATIVE STATEMENTS OF CASH FLOWS
For the Years Ended December 31st

	2002	2001
Cash flows from operating activities:		
Net loss	$ (98,601)	$ (16,891)
Changes in operating assets and liabilities:		
Purchase of JBO Preferred Shares	(50,000)	0
Increase in long securities	(887,064)	(367,930)
Increase in short securities	2,659,873	402,868
Increase in receivable from broker	(2,205,282)	(849,074)
(Increase) in receivables	(3,243)	(60)
Increase in payables	(51,237)	10,700
Total adjustments	(536,953)	(707,196)
Net cash used by operating activities	(635,554)	(724,087)
Cash flows from financing activities:		
Capital contributions	680,868	824,445
Capital withdrawals	(99,794)	0
Net cash provided by financing activities	581,074	824,445
Net (decrease) increase in cash	(54,480)	100,358
Cash at beginning of year	100,458	100
Cash at end of year	$ 45,978	$ 100,458

See accompanying notes.

THE BAGPIPER FUND, L.P.
COMPARATIVE STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
Years Ended December 31st

	2002	2001
OPENING CAPITAL	$ 807,654	$ 100
Capital contributed	680,868	824,445
Net loss	(98,601)	(16,891)
Capital redemptions	(99,794)	-0-
ENDING CAPITAL	$1,290,127	$ 807,654

See accompanying notes.

THE BAGPIPER FUND, L.P.
NET CAPITAL COMPUTATION
FOR THE YEAR ENDING DECEMBER 31, 2002

	BALANCES		VALUATIONS	
	DEBIT	CREDIT	DEBIT	CREDIT
MEMBERS' CAPITALS				
LESS WITHDRAWALS		1,388,728		
POSITION-END OF MONTH:		1,807,747	1,807,747	
OTHER ACCOUNTS NOT ALLOWED:				
MEMBERSHIP SEAT	50,000			
PARTNERSHIPS	0			
OTHER	0			
PROFIT (LOSS) THRU DECEMBER 31, 2002		(98,601)		
TOTALS	50,000	3,097,875	1,807,747	0
	1,807,747	0		
TOTALS	1,857,747	3,097,875		
		1,857,747		
		1,240,127		
HAIRCUTS		(233,582)		
UNDUE CONCENTRATION		0		
NET EQUITY		1,240,127		

Note:

There are no material reconciling items between the amounts presented above and the amounts as reported by the Company's unaudited FOCUS Report as of December 31, 2002 as filed on April 22, 2003.

See accompanying notes.

THE BAGPIPER FUND, L.P.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2002

As the Company does not carry any customer securities accounts, an exemption under Section K21 is claimed.

Furthermore, the Company is not subject to Possession and Control Requirements.

See accompanying notes.

THE BAGPIPER FUND, L.P.
REPORT ON MATERIAL INADEQUACIES
FOR THE YEARS ENDING DECEMBER 31, 2001 and 2002

No material inadequacies were found to exist in the financial statements of The Bagpiper Fund, L.P. for the fiscal years ending December 31, 2001 and 2002.

THE BAGPIPER FUND, L.P.
FINANCIAL HIGHLIGHTS
Years Ended December 31st

For Average Assets during the years ended December 31st	2002	2001
Asset Value, Beginning of Period	$ 914,654	$ 100
Income from Investment Operations:		
Net gains/(losses) on securities (both realized and unrealized) as a percentage of Average Net Assets	(2.66)%	(1.50)%
Total from Investment Operations	(2.66)%	(1.50)%
Net Assets at Period End	$1,345,890	$ 914,654
Total Return	(8.90)%	(4.15)%
Average Net Assets for the Period	$1,107,772	$ 407,377
Ratio of Gross Expenses to Average Net Assets	6.24%	2.64%
Ratio of Net Investment Income/Loss to Average Net Assets	(8.90)%	(4.15)%

THE BAGPIPER FUND, L.P.
NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Partnership

The Bagpiper Fund, L.P. is a New York limited partnership which operates as an investment vehicle. Although the Partnership is authorized to trade a substantially unrestricted range of instruments, the Partnership initially intends to focus its trading on publicly traded put and call options and warrants on equities and equity indexes and the equities or equity indexes underlying such options.

Generally accepted accounting principles requires a condensed schedule of investments which would include the categorizing of investments by type, geographic location, and industry and reporting percentages of net assets by category. The condensed schedule would also disclose individual investments greater than 5% of partners' capital. The General Partner has declined to present this schedule since he feels the information to be proprietary.

B. Method of Reporting

The Partnership's financial statements are presented in accordance with generally accepted accounting principles, which require the use of certain estimates made by the Partnership's management. Gains or losses are recognized by closing positions on a mark to market basis.

C. Brokerage Expenses

The Partnership will bear all expenses arising out of transactions executed, including brokerage commissions. Marketable assets of the Partnership will be kept in the custody of U.S. and non-U.S. brokerage firms and banks selected by the General Partner. The General Partner is under no obligation to deal with any particular broker or group of brokers, and orders for investments by the General Partner may be placed with a number of brokers and dealers. The General Partner may choose to retain a "prime" broker, but may replace such prime broker or retain additional brokers in the future. The General Partner will be responsible for placing the Partnership's brokerage business and selecting broker/dealers. The General Partner may consider all relevant factors including, but not limited

to, the execution capabilities required by the transactions, the importance of speed, efficiency or confidentiality, and familiarity with the sources from whom and to whom particular securities might be purchased or sold.

D. **Income Taxes**

The Partnership prepares calendar year U.S. and state information tax returns and reports to the partners their allocable shares of the Partnership's income, expenses and trading gains or losses.

E. **Custody Concentrations**

Balances with broker consist principally of brokerage accounts with ABN AMRO Sage.

Note 2. THE GENERAL PARTNER AND THE INVESTMENT MANAGER

The Partnership's general partner is Caledonia Trading Advisors, LLC, (the "General Partner") and its investment manager is Caledonia Asset Management, LLC, (the "Investment Manager"). The General Partner and the Investment Manager are New York limited liability companies with Alan S. MacKenzie, Jr. being the sole member of Caledonia Trading Advisors, LLC and the sole managing member of Caledonia Asset Management, LLC. The General Partner has complete responsibility and authority for all aspects of the Partnership's business and operations, and has full discretionary investment management authority of the Partnership, which it has delegated to the Investment Manager.

Note 3. MANAGEMENT FEES

The Investment Manager is entitled to receive a quarterly management fee equal to 0.25% (1.0% per annum) (the "Management Fee") of the "Net Assets" (as defined) in each Limited Partner's Capital Account. The Investment Manager may reduce or waive entirely its Management Fee with respect to any or all Limited Partners, including, without limitation, principals and affiliates of the Investment Manager.

Note 4. INCENTIVE ALLOCATION

The General Partner's Capital Account in the Partnership will be specially allocated an amount (the "Incentive Allocation") equal to 20% of New Trading Profits experienced on the Net Assets in each Limited Partner's Capital Account during the Incentive Allocation Period for which the computation is being made. It again should be noted that by applying the formula for computation of the Incentive Allocation, the General Partner only will receive an Incentive Allocation with respect to any Capital Account if the Partnership has recouped all prior losses with respect to such Capital Account, except that the amount of any carryforward losses will be reduced pro rata by the amount of any distributions, withdrawals or redemptions as to such Capital Account. However, once an Incentive Allocation has been allocated to the General Partner's Capital Account from any Limited Partner's Capital Account, it shall be retained by the General Partner notwithstanding subsequent losses as to such Capital Account.

As described above, if a Limited Partner withdraws funds from the Partnership at a time when the Incentive Allocation is not otherwise due, the Incentive Allocation with respect to such withdrawn funds will be computed as of the date of redemption or withdrawal as if such date was the end of an Incentive Allocation Period.

Once allocated to the General Partner, Incentive Allocations will be retained by the General Partner and will not be repayable to the Partnership if the value of Net Assets allocable to a Capital Account to which any such Incentive Allocation has been made subsequently declines in value. This could result in substantial Incentive Allocations being

made to the General Partner despite the fact that an overall decline in Net Assets has occurred. Incentive Allocations are made with regard not only to realized profits but unrealized profits as well.

Note 5. SUBSCRIPTIONS, DISTRIBUTIONS AND REDEMPTIONS

The Partnership is offering limited partnership interests ("Interests") to qualified investors in $50,000 minimums at such times as the General Partner may determine, typically as of the beginning of each calendar quarter. The General Partner may, in its discretion, increase or decrease the minimum investment at any time, and may accept such other amounts from any investors in its discretion. The Partnership is limited to 100 beneficial owners at any time. The General Partner may accept or reject any subscription in whole or in part in its sole discretion.

No sales commissions will be payable in connection with Interests sold by the General Partner. However, the General Partner may engage selling agents to offer and sell Interests, and such selling agents may receive sales commissions from the General Partner in connection therewith.

Note 6. WITHDRAWALS

A Limited Partner may withdraw all or a portion of such Limited Partner's Capital Account as of the end of any calendar quarter, by giving written notice to the General Partner at least 60 calendar days prior to the proposed withdrawal date. Withdrawals may be permitted at such other times or with such shorter notice as the General Partner, in its absolute discretion, may determine. Withdrawals generally will be paid out within 90 days of the effective date thereof, and may be subject to various charges in certain cases.

Note 7. NET CAPITAL REQUIREMENT

The Company is a member of the American Stock Exchange and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company's net capital was approximately $1,240,127 (after taking haircut charges), which was approximately $1,140,127 in excess of its minimum requirement of $100,000.

Note 8. EXEMPTION FROM RULE 15C3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." In addition, the Company is not subject to Possession and Control Requirements.